SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

SCHEDULE 13D
 (Amendment No.___)

ALTERRA HEALTHCARE CORPORATION
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

02146C104
(CUSIP Number)

Bruce C. Young
Warner Norcross & Judd LLP
900 Old Kent Building
111 Lyon Street, NW
Grand Rapids, Michigan 49503-2489
(616) 752-2000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 31, 2000
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 02136C104	13D	Page 2 of 8

(1)	Name of Reporting Person:	RDVEPCO, L.L.C.

(2)	Check the Appropriate Box	(a) [ ]
	if a Member of a Group:	(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds	WC

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
	or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States of America

Number of Shares	(7)	Sole Voting Power:	9,650,250
Beneficially Owned	(8)	Shared Voting Power:	0
By Reporting Person	(9)	Sole Dispositive Power:	9,650,250
With	(10)	Shared Dispositive Power:	0

(11)	Aggregate Amount Beneficially Owned by Reporting Person: 9,650,250

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:	[x]

(13)	Percent of Class Represented by Amount in Row (11): 30.4%

(14)	Type of Reporting Person: OO

          RDVEPCO, L.L.C., a Michigan limited liability company, (the "Reporting Person") hereby files this report on Schedule 13D with respect to the common stock of Alterra Healthcare Corporation, a Delaware corporation ("Alterra").

          RDVEPCO, L.L.C. together with Group One Investors, L.L.C., Holiday Retirement 2000, L.L.C. and other investors have purchased $173 million of convertible senior debentures and convertible preferred shares of Alterra pursuant to a Purchase Agreement entered into as of April 26, 2000 (the "Purchase Agreement"). The closing of the transactions contemplated by the Purchase Agreement occurred on May 31, 2000. The purchase transaction consists of (i)  approximately $168 million of Series A, Series B and Series C convertible senior debentures with a conversion price of $4.00 per share, a 9.75% semi-annual payment-in-kind ("PIK") coupon and a seven year maturity, and (ii) $5.0 million of Series A convertible preferred shares with a conversion price of $4.00 per share and a 9.75% semi-annual PIK dividend and a mandatory redemption in seven years. The Series A debentures and Series A preferred shares are convertible at any time at the investor's option into shares of common stock of Alterra. The Series B debentures are convertible at any time at the investor's option into non-voting Series B preferred shares having rights (other than voting rights) substantially similar to the Company's common stock. Alterra may call the debentures and the Series A preferred shares at any time after three years under certain circumstances relating to the price of its common stock.

          Pursuant to the above-described transaction, RDVEPCO, L.L.C. purchased 1,140,000 shares of the Series A convertible preferred shares with a conversion price of $4.00 per share. The Series A preferred shares are convertible at any time at RDVEPCO, L.L.C.'s option into 1,140,000 shares of common stock of Alterra. In connection with the transaction, RDVEPCO, L.L.C. also purchased $34,041,000 of the Series A convertible senior debentures with a conversion price of $4.00 per share. These Series A debentures are also convertible at any time at RDVEPCO, L.L.C.'s option into shares of common stock of Alterra. In addition, RDVEPCO, L.L.C. purchased certain of the Series B convertible senior debentures with a conversion price of $4.00 per share. The Series B debentures are convertible into non-voting Series B preferred shares and are not convertible into common stock.

          The Purchase Agreement was previously filed as part of a Form 8-K by Alterra on May 5, 2000, and is incorporated by reference as an exhibit to this Schedule 13D. Alterra also filed a Form 8-K on June 8, 2000 which included as part of the filing, a First Amendment to Purchase Agreement dated as of May 31, 2000 ("First Amendment"), a Certificate of Designation, Rights and Preferences ("Certificate of Rights"), an Indenture dated as of May 31, 2000 ("Indenture"), Amended and Restated Bylaws of Alterra effective as of May 31, 2000 ("Restated Bylaws"), a Section 2.2(a) Purchase Agreement and Assignment dated as of May 31, 2000 ("Assignment"), a Registration Rights Agreement dated as of May 31, 2000 ("Registration Rights Agreement") and an Amendment to Rights Agreement dated as of May 31, 2000 ("Rights Amendment"), each of which are incorporated by reference as exhibits to this Schedule 13D.

Item 1.	Security and Issuer.

Name of Issuer:

Alterra Healthcare Corporation

Title of Class of Equity Securities:

Common Stock

Address of Issuer's Principal Executive Offices:

10000 Innovation Drive
Suite 300
Milwaukee, Wisconsin 53226

Item 2.	Identity and Background.

          (a) - (c); (f)    Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Schedule 13D is filed on behalf of the Reporting Person (as defined above).

          The name, state of organization, principal business, address of the principal business and the address of the principal office for the Reporting Person is as follows:

RDVEPCO, L.L.C. is a limited liability company organized under the laws of Michigan in December 1999 for the principal purpose of investing in or engaging in other financial transactions with Alterra. The principal business and principal offices of RDVEPCO, L.L.C. are currently located at 500 Grand Bank Building, 126 Ottawa Avenue, N.W., Grand Rapids, Michigan 49503. RDVEPCO, L.L.C. is managed by its two members, RDV ALTCO, L.L.C. and EDP Assisted Living Properties, L.L.C. For additional information regarding RDV ALTCO, L.L.C. and EDP Assisted Living Properties, L.L.C., see the additional Schedule 13D's filed as of the date of this Schedule 13D that include RDV ALTCO, L.L.C. and EDP Assisted Living Properties, L.L.C. as "Reporting Persons."

          (d) - (e)    During the last five years, neither the Reporting Person nor any director, officer or trustee, as the case may be, have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

          The purchase price for the securities purchased by RDVEPCO, L.L.C. and its affiliates or assignees was an aggregate of $131,926,000. Pursuant to the Purchase Agreement, credits against the purchase price were given in the amount of $35,567,330 for assignment to Alterra of membership interests in TPI-HCR, LLC, a Delaware limited liability company and Third Party Investors I, LLC, a Delaware limited liability company. The balance of $96,358,670 was paid using cash from (i) contributions to the capital of RDVEPCO, L.L.C. by its members, (ii) proceeds from the repayment (including interest) of a previous loan from RDVEPCO, L.L.C. to Alterra, and (iii) proceeds from the purchase by Alterra of the interest of RDVEPCO, L.L.C. in an investment in an Alterra affiliate.

Item 4.	Purpose of Transaction.

          The Reporting Person has acquired the shares of Alterra common stock for investment purposes. The Reporting Person will continuously evaluate its ownership of shares of Alterra's common stock and Alterra's business and industry. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may from time-to-time acquire additional shares of Alterra common stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Alterra common stock that such Reporting Person now owns or may hereafter acquire.

          In connection with the transactions contemplated by the Purchase Agreement (as defined above), Alterra has increased its board of directors to a total of nine members, with four of the nine directors to be elected by holders of the Series A preferred shares. Contemporaneously with the closing of the transactions contemplated by the Purchase Agreement (which occurred on May 31, 2000), investors purchasing Series A preferred shares elected Messrs. Robert A. Haveman and Jerry L. Tubergen, (both of whom are existing directors of Alterra,) and William E. Colson and William G. Perry, Jr. as directors. In connection with the transactions contemplated by the Purchase Agreement, the Company also adopted Amended and Restated Bylaws effective as of May 31, 2000. The Amended and Restated Bylaws were previously filed as part of a Form 8-K by Alterra on June 8, 2000, and are incorporated by reference as an exhibit to this Schedule 13D. Except as described above in this Schedule 13D and in the exhibits to this Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of Alterra or the disposition of securities of Alterra;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Alterra or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Alterra or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Alterra, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Alterra;

(f)	Any other material change in Alterra's business or corporate structure;

(g)	Changes in Alterra's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Alterra by any person;

(h)

Causing a class of securities of Alterra to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Alterra becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

          (a)      RDVEPCO, L.L.C. may be deemed to beneficially own 9,650,250 shares of the common stock of Alterra, constituting approximately 30.4% of the issued and outstanding shares of Alterra common stock based on the number of outstanding shares of common stock as of March 31, 2000 (assuming the full conversion by the Reporting Person of all outstanding debentures and shares of preferred stock reported as beneficially owned by it into shares of Alterra common stock). RDVEPCO, L.L.C.'s beneficial ownership described above is based on its ownership of 1,140,000 Series A convertible preferred shares and $34,041,000 of Series A convertible debentures, which are convertible at any time at the holder's option into 1,140,000 and 8,510,250 shares of Alterra common stock, respectively.

          (b)      RDVEPCO, L.L.C. has sole voting and dispositive power over 9,650,250 shares of the Common Stock of Alterra.

          (c)      The information set forth in the introduction of this Schedule 13D is incorporated herein by reference.

          (d)      Not applicable,

          (e)      Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See the Purchase Agreement, First Amendment, Certificate of Rights, Indenture, Restated Bylaws, Assignment, Registration Rights Agreement and Rights Amendment, each incorporated by reference as exhibits to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

99.1	Powers of Attorney
99.2

Purchase Agreement dated as of April 26, 2000 between Alterra and RDVEPCO, L.L.C., Group One Investors, L.L.C., and Holiday Retirement 2000, L.L.C. (incorporated by reference to Exhibit 99.2 of Alterra's Form 8-K filed on May 5, 2000)

99.3

First Amendment to Purchase Agreement dated as of May 31, 2000 between Alterra and RDVEPCO, L.L.C., Group One Investors, L.L.C., Holiday Retirement 2000, L.L.C., the Elsa D. Prince Living Trust and RDV Manor Care, L.L.C. (collectively, the "Purchasers") (incorporated by reference to Exhibit 99.3 of Alterra's Form 8-K filed on June 8, 2000)

99.4

Certificate of Designation, Rights and Preferences of the Series A 9.75% cumulative pay-in-kind preferred stock and the Series B non-voting participating preferred stock of Alterra filed with the Delaware Secretary of State as of May 31, 2000 (incorporated by reference to Exhibit 99.4 of Alterra's Form 8-K filed on June 8, 2000)

99.5

Indenture dated as of May 31, 2000, between Alterra and U.S. Trust Company of Texas, N.A. relating to Alterra's Series A 9.75% convertible pay-in-kind debentures due 2007, Series B 9.75% convertible pay-in-kind debentures due 2007 and Series C 9.75% pay-in-kind debentures due 2007 (incorporated by reference to Exhibit 99.5 of Alterra's Form 8-K filed on June 8, 2000)

99.6	Amended and Restated Bylaws of Alterra effective as of May 31, 2000 (incorporated by reference to Exhibit 99.6 of Alterra's Form 8-K filed on June 8, 2000)
99.7

Registration Rights Agreement dated as of May 31, 2000, between Alterra, the Purchasers and HBK Master Fund, L.P. (incorporated by reference to Exhibit 99.8 of Alterra's Form 8-K filed on June 8, 2000)

99.8	Amendment to Rights Agreement dated May 31, 2000 between Alterra and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.9 of Alterra's Form 8-K filed on June 8, 2000)
99.9

Section 2.2(a) Purchase Agreement and Assignment dated as of May 31, 2000 between Alterra, the Purchasers and HBK Master Fund, L.P. (incorporated by reference to Exhibit 99.7 of Alterra's Form 8-K filed on June 8, 2000).

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2000	RDVEPCO, L.L.C.
By: RDV ALTCO, L.L.C, a member
By: RDV Corporation, its manager

By: /s/ Robert H. Schierbeek
Name: Robert H. Schierbeek
Title: Treasurer

By: EDP Assisted Living Properties, L.L.C., a member
By: Elsa D. Prince Living Trust u/a dated January 24, 1976, a member

By: /s/ Elsa D. Prince*
Name: Elsa D. Prince
Title: Trustee

By: /s/ Robert A. Haveman*
Robert A. Haveman, a member

*By: /s/ Bruce C. Young
Bruce C. Young, Attorney-in-Fact